October 13, 2020

Lauren Hamilton

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Flat Rock Core Income Fund – File Nos: 333-239281 and 811-23579

Dear Ms. Hamilton:

Flat Rock Core Income Fund (formerly Flat Rock Capital Credit Fund) (the “Fund”) on October 5, 2020 (the “Filing Date”) filed Amendment No. 2 to its registration statement on Form N-14 8C under the Securities Act of 1933 (“Securities Act”) (the “N-14”) regarding the reorganization of Flat Rock Capital Corp. (the “Company”) into Flat Rock Core Income Fund (the “Reorganization”). This letter is in response to the verbal comments provided on October 8, 2020. Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Terms used and not defined herein shall have the meanings assigned to them in the N-14.

Accounting Comments

1.	Comment: We note that you included a revision to page 21 of the N-14 indicating that it is unlikely that any capital gains incentive fees will be payable upon termination of the investment advisory agreement with the Company’s investment adviser. Please disclose, consistent with your response to Comment No. 2 in your October 7, 2020 response letter, that it is the view of the staff that Section 205(b)(3) of the Investment Advisers Act of 1940 does not permit the payment of capital gains incentive fees in connection with a reorganization notwithstanding Section 3(b)(ii) of the Investment Advisory Agreement between the Company and its investment adviser.

Response: The Fund undertakes to include the following disclosure on page 21 of the final prospectus:

It is the view of the staff of the Division of Investment Management at the SEC that Section 205(b)(3) of the Investment Advisers Act of 1940 does not permit the payment of capital gains incentive fees in connection with a reorganization notwithstanding Section 3(b)(ii) of the Investment Advisory Agreement between the Company and its investment adviser.

The Fund further acknowledges that in order for its investment adviser to take capital gains incentive fees in connection with the Reorganization, it would have to first obtain a No Action letter from the Division of Investment Management.

Lauren Hamilton

October 13, 2020

2.	Comment: We refer to your response to Comment No. 3 in your October 2, 2020 response letter. Specifically, at the beginning of the fourth paragraph, you note that “The quarterly fair value of the Fund’s senior secured loans will be adjusted on a daily basis to take into account accrued interest, interest payments or paydowns of each position.” Please clarify whether you intend to use dirty pricing, which includes accrued interest, in order to value your senior secured loan positions on a daily basis, as opposed to reflecting the accrued interest as income.

Response: As an initial matter, the response to Comment No. 3 from the October 2, 2020 response letter refers specifically to how the Fund’s senior secured loans are valued on a daily basis for purposes of determining a net asset value of the Fund that is used to determine the offering price at which shares are sold or repurchased. Whether the Fund uses dirty or clean pricing with respect to individual loan positions results in the same net asset value for the Fund. If dirty pricing is used, the accrued interest impacts the valuation of the loan, while clean pricing results in the same accrued interest being treated as income. In connection with its quarterly fair valuations, the Fund’s senior secured loans are valued without accrued interest, and accrued interest is reported as income in the Fund’s statement of operations.

3.	Comment: We refer to your response to Comment No. 3 in your October 2, 2020 response letter. Please further explain the process for the income approach and market approach to valuations on a daily basis and how relevant inputs (i.e., discount rates and market comparables) will be obtained, updated and reflected in daily valuations.

Response: The Fund advises the staff that for structured products, such as collateralized loan obligations, it obtains third party valuations on a daily basis.

For each illiquid senior secured middle market loan, the Fund will obtain a valuation from a third-party valuation firm each quarter when it receives financial updates from portfolio companies.  Valuations will be updated whenever material information is received from portfolio companies.  As a proxy for discount rates and market comparables, the Fund will look to the S&P/LSTA U.S. Leveraged Loan 100 Index (the “LSTA Index”) for significant price movements.  The LSTA Index is a market value-weighted index designed to track the performance of the U.S. leveraged loan market based upon market weightings, spreads and interest payments. The LSTA Index is comprised of senior secured loans denominated in U.S. dollars that meet certain selection criteria. The Company’s investments in middle market companies are exclusively senior secured first lien loans, so the Fund views significant movements in the LSTA Index as being relevant in determining whether valuations of the Fund’s middle market loans should be adjusted. If the LSTA index moves by more than 2% during any 30-day period, the Fund will revisit the prior quarterly valuations of its loans, as updated with any material changes provided by the portfolio companies, and will update such valuations to take into account the movement in the LSTA Index.

In addition to the foregoing, the values of the Fund’s senior secured loans are adjusted daily based on the estimated total return that the asset will generate during the current quarter. The Adviser will monitor these estimates daily and update them as necessary if macro or individual changes warrant any adjustments. To the extent adjustments are necessary, the senior secured loans may be valued based on prices supplied by a pricing agent(s), based on broker or dealer supplied valuations, based on model pricing, or based on matrix pricing, which is a method of valuing securities or other assets by reference to the value of other securities or other assets with similar characteristics, such as rating, interest rate and maturity. At the end of the quarter, each senior secured loan’s value is adjusted based on the actual income and appreciation or depreciation realized by such loan when its quarterly valuations and income are reported. This information is updated as soon as the information becomes available.

Lauren Hamilton

October 13, 2020

4.	Comment: We note that you filed Pre-Effective Amendment No. 3 to the N-14 on October 7, 2020, which incorporated by reference the consents from auditors included as part of Pre-Effective Amendment No. 2. Please acknowledge that auditor consents should not be incorporated by reference.

Response: The Fund acknowledges that auditor consents should not be incorporated by reference. The Fund further notes that Pre-Effective Amendment No. 3 was an exhibit-only amendment and did not contain or incorporate by reference financial statements of the Company.

5.	Comment: We note the Flat Rock Capital Corp. (the “Company”) filed an amended Annual Report on Form 10-K on October 2, 2020. Please advise us as to why this filing was made.

Response: The Company filed an amendment to its Annual Report on Form 10-K in order to remove the reference to the Company’s 2017 financial statements from the audit report issued by the Company’s prior auditors and for the Company’s current auditors to re-issue its audit report without a reference to relying on the audit report issued by the prior auditors. In connection with the amended filing, both the prior audit firm and the current audit firm reviewed the financial statements and the notes thereto and, as a result, certain non-material revisions were made to the notes to the financial statements.

6.	Comment: In connection with the amended Annual Report on Form 10-K filed on October 2, 2020, we note that the accounting policy related to revenue recognition was removed or revised. Please advise as to why this change was made.

Response: The Fund advises the staff that under the heading of revenue recognition, the Company previously had conflicting disclosure regarding prepayment premiums. In the amended 10-K filed on October 2, 2020, the disclosure that indicated that prepayment premiums are recorded as fee income when such amounts are received was deleted since it conflicted with disclosure in the subsequent paragraph that prepayment premiums are recorded as interest income in the current period. The disclosure that was retained is accurate and consistent with the Company’s operations.

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Should you have any questions concerning this response, please contact me at (202) 263-4144.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton